Del Frisco’s Restaurant Group, Inc.

2900 Ranch Trail,

Irving, TX 75063

July 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Frisco’s Restaurant Group, Inc. Registration Statement on Form S-3

File No. 333-225938

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Del Frisco’s Restaurant Group, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective by 4:00 p.m. Eastern Time on July 12, 2018, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3259, and that such effectiveness also be confirmed in writing.

Very truly yours,

Del Frisco’s Restaurant Group, Inc.

By:	/s/ Neil H. Thomson
Name:	Neil H. Thomson
Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Zeidel